12014071

KW 3/12 K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
110

SEC FILE NUMBER
8- 67055

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SECONDMARKET, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 BROADWAY 12TH FLOOR
(No. and Street)

NEW YORK	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SIMCHA WURTZEL (212) 668-3917
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	NEW YORK	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SIMCHA WURTZEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SECONDMARKET, INC., as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CONTROLLER - FINOP

Title

Notary Public exp 3/10/12

SCOTT B PASSET
NOTARY PUBLIC
STATE OF NEW YORK

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

SecondMarket, Inc.
December 31, 2011
With Report of Independent Registered Public Accounting Firm

SecondMarket, Inc.

Statement of Financial Condition

Year Ended December 31, 2011

Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: +1 212 773 3000

Report of Independent Registered Public Accounting Firm

The Stockholder of
SecondMarket, Inc.

We have audited the accompanying statement of financial condition of SecondMarket, Inc. (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of SecondMarket, Inc. at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 28, 2012

SecondMarket, Inc.

Statement of Financial Condition

December 31, 2011

Assets	
Cash and cash equivalents	$ 15,845,477
Cash segregated under federal regulations	81,867,228
Receivable from clearing broker	304,001
Commissions receivable	2,789,239
Securities owned, at fair value	11,774
Property, equipment and leasehold improvements, net	532,393
Deferred taxes, net	646,443
Prepaid expenses and other assets	676,210
Total assets	$ 102,672,765
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 5,432,989
Due to Parent, net	2,902,339
Due to customers	81,867,228
Total liabilities	90,202,556
Commitments and contingencies (*Note 10*)	
Stockholder's equity:	
Common stock, $0.01 par value; 100,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	6,043,588
Retained earnings	6,425,621
Total stockholder's equity	12,470,209
Total liabilities and stockholder's equity	$ 102,672,765

The accompanying notes are an integral part of the financial statement

SecondMarket, Inc.

Notes to Statement of Financial Condition

December 31, 2011

1. Nature of Business

SecondMarket, Inc. (the "Company") was formed under the laws of the State of Delaware on June 8, 2005. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary business is providing a marketplace for transactions in illiquid assets, including auction-rate securities, private company stock and restricted securities. The Company is a wholly owned subsidiary of SecondMarket Holdings, Inc. (the "Parent").

2. Summary of Significant Accounting Policies

The accompanying Statement of Financial Condition has been prepared in conformity with accounting principles generally accepted in the United States of America.

The following is a summary of significant accounting polices followed by the Company:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing this financial statement are reasonable and prudent. Actual results could differ from those estimates and assumptions.

Cash Equivalents

The Company considers short-term investments with initial or remaining maturities of three months or less from the date of purchase to be cash equivalents. At December 31, 2011, there were no cash equivalents.

Cash Segregated Under Federal Regulations

Pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) of SEC Rule 15c3-3, the Company is permitted to hold customer funds received in connection with privately negotiated securities transactions. At December 31, 2011, the Company held customer funds of $81,867,228, which were segregated in a special account for the exclusive benefit of customers of SecondMarket, Inc.

2. Summary of Significant Accounting Policies (continued)

Receivable from Clearing Broker

The receivable from clearing broker represents receivables due from the Company's clearing broker relating to the settlement of certain trades as well as a deposit held with the Company's clearing broker (see Note 7).

Securities Owned, at Fair Value

The Company records securities owned on trade date.

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation methods. The accounting standards establish a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

- Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

- Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

2. Summary of Significant Accounting Policies (continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Property, Equipment and Leasehold Improvements, Net

Property and equipment is carried at cost less accumulated depreciation. The Company provides for depreciation as follows:

Asset	Estimated Useful Life	Principal Method
Computer hardware and software	3 years	Straight Line
Communication systems	5 years	Straight Line
Furniture and fixtures	5 years	Straight Line
Equipment	3 years	Straight Line

Leasehold improvements are amortized on a straight-line basis over the shorter of the remaining term of the lease or the estimated useful life of the improvement.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets primarily include prepaid amounts relating to various dues and subscriptions, as well as amounts paid to regulators.

2. Summary of Significant Accounting Policies (continued)

Related Party Transactions

The Company receives services from the Parent which provides the use of its employees, facilities, and other assets. Expenses incurred by the Parent that are directly related to the Company's activities are charged to the Company in accordance with an executed services agreement between the Parent and the Company.

Amounts payable by the Company to the Parent for amounts paid by the Parent and charged to the Company as well as income taxes incurred are included in Due to Parent, net in the Statement of Financial Condition. Other amounts accrued for expenses not yet paid by the Parent are included in Accounts payable and accrued expenses in the Statement of Financial Condition.

Certain compensation costs incurred by the Parent are charged to the Company, including those related to the Parent's stock-based compensation award program. The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award.

Income Taxes

The Company files its federal income tax return on a consolidated basis with its Parent and on a combined basis for state and local income taxes. Income tax expense is computed by the Company on a separate company filing basis.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not to be realized.

2. Summary of Significant Accounting Policies (continued)

The Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are "more-likely-than-not" to be sustained by the applicable tax authority. The Company recognizes the financial statement effects of a tax position when it is more-likely-than-not, based on the technical merits, that the position will be sustained upon examination. At December 31, 2011, no provision for income tax uncertainties is required in the Company's financial statements. Federal, New York State and New York City are the major tax jurisdictions that the Company currently files in. The Company is subject to examination by the various tax authorities for 2008 through 2010.

The Company's policy is to accrue interest and penalties associated with unrecognized tax benefits. The related liability is recorded in Due to Parent, net in the Statement of Financial Condition.

3. Securities Owned, at Fair Value

Securities owned primarily consists of equities, some of which do not have readily observable prices.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2011:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2011
Assets				
Equities	$ –	$ 7,094	$ 4,680	$ 11,774
	$ –	$ 7,094	$ 4,680	$ 11,774

As of December 31, 2011 the Company's balance of Level 3 assets was $4,680. No gains or losses were recorded on these assets during the year.

3. Securities Owned, at Fair Value (continued)

The Company considers cash and cash equivalents, receivables from clearing broker, commissions receivable, prepaid expenses and other assets, accounts payable and accrued expenses, and due to Parent, net to be financial instruments. The carrying amounts reported in the Statement of Financial Condition for the Company's financial instruments closely approximate their fair values due to the short-term nature of these assets and liabilities.

4. Property, Equipment and Leasehold Improvements

Details of property, equipment and leasehold improvements at December 31, 2011 are as follows:

Computer hardware and software	$ 656,621
Communications systems	22,872
Furniture and fixtures	248,540
Equipment	74,738
Leasehold improvements	570,963
	1,573,734
Less accumulated depreciation and amortization	(1,041,341)
	$ 532,393

5. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company's net capital was approximately $7,714,150, which was approximately $7,158,461, in excess of its minimum requirement of approximately $555,689.

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and (k)(2)(ii). Pursuant to the exemptive provisions of sub-paragraph (k)(2)(i), the Company is permitted to hold customer funds received in connection with privately negotiated securities transactions. The Company maintains a "Special Account for the Exclusive Benefit of Customers of SecondMarket, Inc." for such customer funds received. The Company is also exempt from the provisions of sub-paragraph k(2)(ii) as an introducing broker or dealer that carries no customer accounts, promptly transmits any customer funds and securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers.

6. Income Taxes

Deferred income taxes result from temporary differences primarily related to non-cash compensation, the treatment of unrealized loss on securities for tax purposes and depreciation methods used for tax purposes, which result in a net deferred tax asset of $784,046 at December 31, 2011. A valuation allowance of $137,603 has been recorded against the deferred tax assets at December 31, 2011 as management believes their realized and unrealized securities losses will not meet the standard of more likely than not to be realized. These losses are capital in nature for tax purposes. The net change in the valuation allowance for the year ended December 31, 2011 was an increase of $8,292. The difference between the provision for income taxes reported in the financial statements and the provision for income taxes computed by applying the statutory federal rate to income is primarily attributable to state and local taxes, lobbying expenses and expenses for meals and entertainment.

At December 31, 2011, income taxes payable of $3,137,822 are included in Due to Parent, net in the Statement of Financial Condition.

7. Off Balance Sheet Risk and Concentrations of Operational Risk

Certain of the Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all such customer accounts and is responsible for execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the customers who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker. The receivable from clearing broker of $304,001 includes a $100,000 deposit that the Company is required to maintain with its clearing broker.

During the year ended December 31, 2011, approximately 31% of the Company's revenues were commissions earned from trades in securities of one issuer.

At December 31, 2011, the Company's cash accounts were held primarily with three financial institutions, each with balances that exceeded the federally insured limit.

8. Stock Based Compensation

Certain stock incentive plans of the Parent (collectively, the "Plan"), provide for the issuance of stock-based compensation, including warrants and options to purchase common stock of the Parent. The granting of warrants or options is at the sole discretion of the Parent's Board of Directors. Warrant or option grants have an exercise price not less than the fair market value at the date of grant. Generally, these warrants or options vest over a period of one to four years and expire between the fifth and seventh anniversary from the grant date, in accordance with each respective warrant agreement.

A summary of the stock based compensation allocated to the Company from the Parent is presented below:

	Number of Warrants	Number of Options
Outstanding at beginning of year	905,764	675,909
Granted	–	697,979
Exercised	(163,952)	–
Forfeited	(50,250)	(166,108)
Outstanding at end of year	691,562	1,207,780

At January 1, 2011, 92,955 unvested shares of restricted stock of the Parent granted under the Plan and allocated to the Company were outstanding. During the year ended December 31, 2011, 175,855 shares of restricted stock granted by the Parent under the Plan were allocated to the Company. 30,986 shares of restricted stock were forfeited during the year ended December 31, 2011. During the year ended December 31, 2011, 173,039 shares of restricted stock of the Parent vested. At December 31, 2011, 64,785 unvested shares of restricted stock of the Parent granted under the Plan and allocated to the Company were outstanding.

9. Related Party Transactions

The Company has entered into a service agreement with the Parent whereby the Parent has provided for various goods and services for the Company.

As of December 31, 2011, the Company owed $2,902,339 for income taxes incurred and amounts paid by the Parent and charged to the Company. This amount, which is primarily related to income taxes owed to the Parent, partially offset by amounts due to the Company from the Parent, is included in Due to Parent, net in the Statement of Financial Condition. As of December 31, 2011, the Company recorded approximately $4,100,000 for other accrued expenses not yet paid by the Parent. This amount is included in Accounts payable and accrued expenses in the Statement of Financial Condition.

10. Commitments and Contingencies

ASU Section 460, *Guarantees*, specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of certain guarantee obligations. In the normal course of business, the Company enters into contracts that contain a variety of representation and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects risk of loss to be remote.

Pursuant to the Company's service agreement with the Parent, the Company has contractual obligations for expenses related to premises, facilities and technology support through June 1, 2015. Such future minimum payments are set forth below:

	Premises and Facilities	Technology	Total
2012	$ 387,862	$ 3,004,200	$ 3,392,062
2013	96,000	3,004,200	3,100,200
2014	16,000	3,004,200	3,020,200
2015	-	1,251,750	1,251,750
	$ 499,862	$ 10,264,350	$ 10,764,212

11. Subsequent Events

The Company has performed an evaluation of subsequent events through the date of issuance and there are no known events that require disclosure, other than noted below.

In January 2012, the Board of Directors of the Company approved a proposed schedule of planned capital distributions to the Parent totaling $4,800,000 to be made during 2012.